July 28, 2009

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-6010

Attention: Tom Kluck, Branch Chief

                  Jerard T. Gibson, Attorney-Advisor

RE:	CME Group Inc. Form 10-K for the fiscal year ended December 31, 2008, filed March 2, 2009 and the Definitive Proxy Statement on Schedule 14A, filed March 31, 2009, File No. 001-31553

Dear Mr. Kluck:

CME Group Inc. has received the comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your follow up letter, dated July 14, 2009, regarding the Commission’s review of the above-referenced Company filing (the “Comment Letter”). The Company hereby submits its response to the Staff’s comments contained in the Comment Letter, as set forth below. For the convenience of the Staff, each of the Staff’s comments has been reproduced below and is set forth in bold and italics immediately prior to the Company’s response.

Definitive Proxy Statement on Schedule 14A filed on March 31, 2009

Compensation Discussion and Analysis

Base Pay, page 28

1.	We note that you plan to expand your disclosure in future filings to discuss the individual factors considered by the Compensation Committee in determining annual salary increases; however, you have not explained why Mr. Parisi received such an increase. Please provide to us in your response letter the specific factors that led to Mr. Parisi’s salary increase.

Response: As disclosed in the Company’s 2008 Proxy Statement on page 22, the compensation committee approved an increase in Mr. Parisi’s base salary from $325,000 to $375,000 effective as of January 1, 2008. No other salary increases were made for the named executive officers. This increase of 15% was approved in recognition of Mr. Parisi’s performance and the growth and increased complexity of his responsibilities based on recommendations from the Chief Executive Officer and the President. This compensation level also compares favorably as compared to similar companies in our peer group. In future filings we will include descriptions of any salary increases made in the last completed year as well as any salary increases approved for the year in which the proxy statement is filed.

Equity Grant practices, page 33

2.	We note your response to prior comment 8 and reissue that comment. It remains unclear from your current disclosure how the pre-established formulas are derived from the various factors discussed on page 34 under the Compensation and Discussion subheading, per your response. Please revise your disclosure to provide a more in-depth discussion of these formulas and also provide an analysis of how the formulas contributed to the equity awards granted to the named officers in 2008.

Response: Equity grants to named executive officers are granted based upon a percentage of the individual’s base salary as set forth below:

Name	Annual Equity Award Target as % of Base Pay	2008 Annual Equity Award Target	Annual Equity Award Maximum as % of Base Pay	2008 Annual Equity Award Maximum	2008 Annual Equity as % of Target	2008 Annual Equity Award(1)
Craig S. Donohue	300%	$2,550,000	345%	$2,932,500	100%	$2,549,427
James E. Parisi	125%	468,750	144%	539,063	100%	468,438
Terrence A. Duffy	175%	1,662,500	201%	1,911,875	100%	1,661,494
Phupinder S. Gill	175%	1,050,000	201%	1,207,500	100%	1,050,477
Bryan T. Durkin	125%	625,000	144%	718,750	100%	623,944

(1)	Actual value of equity awards in 2008 was calculated using the closing price on the date of the grant on June 16, 2008 of $419.41. Differences in actual values from target values is due to rounding to the nearest five shares for vesting purposes for actual grants.

The percentages for deriving the equity opportunities for the named executive officers were established based upon a review of the nature of the responsibility of the position of the executive within the company, the competitive market data derived through the company’s benchmarking practices and the ability of the employee to impact the overall growth and performance of the company based upon his or her level within the company. For example, members of the senior management group, including the named executive officers, have greater equity opportunities than employees below such level based upon their increased level of responsibility and ability to impact our corporate performance. The company targets overall compensation in the 50th percentile of a group of companies (the peer group) with characteristics similar to the company’s and will look at both equity compensation on a standalone basis as well as part of the executive’s overall total compensation as compared to the peer group. In 2009, in connection with the annual peer review, the committee approved increases in the equity opportunities for Messrs. Durkin and Parisi from 125% to 175% of their base salaries for the 2010 equity awards to bring their total compensation more in line with the 50th percentile of the peer group.

The committee has the discretion to adjust the awards in a range of 15% above or below the target opportunities listed above to distinguish for individual performance, continuing to fall well within the range of peer group companies. No specific performance metrics are tied to the annual grant of equity. In 2008, the Chief Executive Officer and President recommended equity awards for Messrs. Parisi and Durkin at the target level. The committee approved those awards as recommended and approved awards for Messrs. Donohue, Duffy and Gill at the target level as well. In future filings, to the extent that the committee were to exercise discretion to increase or decrease an award, the Company will include additional disclosure on factors considered in such discretion.

Management Equity Opportunities, page 34

3.	Your response to previous Comment 9 ties the established targets for your named executives to the benchmarking process, but, as currently written, your discussion of benchmarks does not adequately provide investors with a clear understanding of how these targets are established. Please revise or advise.

Response: Please see the above response.

Acknowledgement

In connection with the Company’s response to the Staff’s comments, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any questions, concerns or additional comments regarding the foregoing, please contact me at (312) 930-3488 (phone) or (312) 930-4556 (fax).

Sincerely,

Kathleen M. Cronin
Managing Director, General Counsel and
Corporate Secretary